October 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Isaac Esquival and Mr. Mark Rakip

Re:         Boston Omaha Corporation

Form 10-Q for the interim period ended June 30, 2017

Filed August 11, 2017

File No. 1-38113

Ladies and Gentlemen:

This letter is submitted in response to Mr. Isaac Esquival’s letter dated October 11, 2017 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-Q filed August 11, 2017 (the “2017 Second Quarter Form 10-Q”) by Boston Omaha Corporation (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, the comments in Mr. Esquival’s letter are restated below, followed by our response.

General:

1.      Please disclose in future periodic filings information regarding your surety insurance activities, including your reserve policy, the period over which you recognize premiums, the maximum exposure per claim, the number of claims made during each reporting period, and any reinsurance arrangement for which you may have entered. Also in future periodic filings, disclose a roll forward of your liability of unpaid claims; refer to paragraph 3 of ASC 944-40-50.

Response:

We acquired all of the stock of United Casualty and Surety Insurance Company (“UC&S”) in December 2016. We have previously filed with the Commission the audited financial statements of UC&S for each of the fiscal years ending December 31, 2015 and 2014 and have included the results of UC&S in Boston Omaha’s interim Form 10-Q filings for each of the first two fiscal quarters of calendar year 2017.

As discussed below, UC&S loss history (typically less than 1.0% of net premiums) is not material to the operations of UC&S on a stand-alone basis, and has virtually no impact on the consolidated results of operations of Boston Omaha Corporation. UC&S provides surety insurance for commercial and contractual arrangements. Surety insurance typically has a far lower claims rate than other lines of property and casualty insurance. In addition to traditional surety bonds for contractors and subcontractors, UC&S offers a wide array of bonds, including real estate agent, constable, private detective and lost securities bonds.

UC&S seeks to reduce its risk through limiting policy amounts, extensive underwriting processes, and the use of reinsurance. Its underwriting process considers a number of factors, including financial health of the customer, the customer’s litigation history, the type of project and bidding process, the form of bond, and, if appropriate, the customer’s pledge of collateral to reduce the risk in the event of a default. UC&S’ experience in not being able to recover fully against a customer has, to date, been very limited, as reflected by its claim loss history (as indicated below). Historically, claims on surety insurance are mitigated both by the limited number of claims, limited coverage amounts and by the ability to pursue the customer obtaining the surety bond for recovery of amounts paid. This contrasts to property and casualty, or life insurance coverages, where there is no recovery against the insured.  Unlike other insurance, such as property and casualty insurance, surety insurance losses are typically very limited due to the indemnity obligations of the insured (including the insured providing collateral as requested), the insurance company’s right to obtain on a priority basis any uncollected funds from any government construction project on which it has issued a bond and steps in for the insured, and reinsurance arrangements.

For GAAP purposes, reserves for claims are based on loss history and since the loss history for UC&S has historically been far less than 1% of net premiums, loss reserves are maintained at 1% of net premiums for GAAP reporting purposes. For statutory purposes, certain states require a higher level of statutory reserves (up to approximately 5% of net premiums). These reserves at June 30, 2017, reflect less than 1/10th of 1% of our current assets under the statutory method of reporting and less than 2/100ths of 1% of our current assets under GAAP reporting.

UC&S’ loss history for the last three fiscal years and the six months ended June 30, 2017, as reported on both a statutory basis (as required by state insurance commissioners) and on a GAAP reporting basis, is as follows:

	2014	2015	2016	Q2 2017

Statutory

Salvage and Subrogation	86,989	19,276	64,849	11,661

Losses & LAE	(104,840)	(26,283)	(81,818)	(11,151)

Total Net Loss Incurred	(17,851)	(7,007)	(16,969)	510
as % of Net Premium in Force	-0.9%	-0.3%	-0.9%	0.0%

Loss Reserves	97,000	106,000	92,000	92,000
as % of Net Premium in Force	5.0%	5.0%	5.1%	5.1%

GAAP

Salvage and Subrogation	86,989	19,276	64,849	11,661

Losses & LAE	(99,840)	(19,283)	(92,818)	(11,151)

Total Net Loss Incurred	(12,851)	(7)	(27,969)	510
as % of Net Premium in Force	-0.7%	0.0%	-1.5%	0.0%

Loss Reserves	20,000	22,000	19,000	19,000
as % of Net Premium in Force	1.0%	1.0%	1.0%	1.0%

As indicated above, total net losses incurred, after salvage and subrogation, have accounted for less than 1.0% of net premiums calculated on a statutory accounting basis and less than 1.5% of net premiums in force on a GAAP basis. Numbers of claims are also quite low. UC&S has reported no losses during the current calendar year and has fewer than five claims outstanding. Also, as many surety bonds are for very low insurance amounts (e.g., often insuring between $500 and $5,000), the number of claims is not a reliable indicator of the potential cost of claims, in contrast to other lines of property and casualty insurance.

Information available through statutory filings available through the Massachusetts Division of Insurance reflects a similar consistently very low level of losses since 1989, when UC&S commenced operations.

Finally, our revenue recognition policy for premiums is referenced in our Fiscal 2017 Second Quarter Form 10-Q in the MD&A section under the section heading “How We Generate Our Revenues and Evaluate Our Business.” We indicate our revenue recognition for our surety insurance business as follows:

“In our surety insurance business, premiums written are recognized as revenues based on a pro rata daily calculation over the respective terms of the policies in-force. Unearned premiums represent the portion of premiums written applicable to the unexpired term of the policies in-force.”

As a result, we believe disclosure of the matters requested in the Staff’s letter of October 11, 2017 as referenced above with regard to the 2017 Second Quarter Form 10-Q is not material to the results of Boston Omaha Corporation. We acknowledge our responsibility to provide such information in future interim and annual filings should such disclosure be material to our results of operations or balance sheet.

If you have any questions, please do not hesitate to call me at (402) 201-2073.

Very truly yours,

BOSTON OMAHA CORPORATION

/s/ Joshua P. Weisenburger

Joshua P. Weisenburger

Chief Financial Officer

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